Merck & Co., Inc. One Merck Drive P.O. Box 100 Whitehouse Station, NJ 08889-0100

July 6, 2012

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Merck & Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011, Filed February 28, 2012
File No. 001-06571

Dear Mr. Rosenberg:

Merck & Co., Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities Exchange Commission dated June 15, 2012 addressed to Peter N. Kellogg, Executive Vice President and Chief Financial Officer relating to Form 10-K for the fiscal year ended December 31, 2011. For ease of reference, we have repeated your comments prior to our responses.

Item 1A. Risk Factors

The Company has experienced difficulties and delays in manufacturing of certain of its products, page 27

1.	You disclose that you have experienced difficulties and delays in manufacturing certain products and are currently experiencing difficulty in manufacturing certain women’s health products. Please provide us your analysis demonstrating why disclosure of the effects and expected effects of these difficulties and delays on financial position, results of operations and cash flows in MD&A is not required. Refer to Item 303(a)(1), (2) and (3)(i) and (ii) of Regulation S-K.

The Company discloses both within Risk Factors and MD&A that it has experienced, and for some products continues to experience, difficulties and delays in manufacturing those products including certain vaccines, woman’s health and animal health products. The Company has included disclosure of these manufacturing difficulties within Risk Factors because they have the potential to hinder sales performance of the affected products. Disclosure of the manufacturing issues has also been made within MD&A to provide additional context to the sales performance of the individual products in the event that supply of a given product was limited, delayed or unavailable in certain regions during a particular period. The Company has also disclosed an estimated time frame for when supply was anticipated to be available again if known by the Company. In certain instances, there were factors which mitigated the impacts of manufacturing difficulties to the Company. For example, as disclosed, the unavailability of ProQuad has resulted in increased sales of the Company’s component vaccines Varivax and M-M-R II, which substantially lessened the impact of the unavailability of ProQuad.

The estimated 2011 impact of the manufacturing difficulties discussed in the risk factor on women’s health, animal health and vaccine products in the aggregate was less than 1% of total revenue and therefore did not materially impact financial condition, results of operations or cash flows. Further, the Company does not currently anticipate that these manufacturing difficulties will materially impact our results in future periods. Accordingly, the Company believes that its disclosures related to manufacturing difficulties were appropriate in the circumstances.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Income and Earnings per Common Share, page 60

2.	Please provide us proposed disclosure to be included in future periodic reports that separately discusses the reasons for the changes in the amount of your earnings reported from foreign operations as compared to domestic operations.

As disclosed in our Annual Report on Form 10-K, the Company’s operations are principally managed on a products basis. Therefore, the Company does not believe that disclosure of the reasons for the changes in the amount of our earnings reported from foreign operations as compared to domestic operations would add meaningfully to the discussion of the Company’s results of operations.

The Company supplementally advises the Staff that the reasons for the changes in the amount of earnings from foreign operations as compared to domestic operations in recent years stem largely from the impacts to foreign earnings from the Company’s 2009 merger with Schering-Plough. These impacts include the gain recognized in 2009 on the Merck/Schering-Plough Partnership, the charge recorded in 2011 related to the resolution of the arbitration proceeding with Johnson & Johnson, the amortization of inventory step-up and intangible assets, as well as intangible asset impairment charges. The Company believes these items and their effects on consolidated earnings are disclosed appropriately throughout MD&A.

Analysis of Liquidity and Capital Resources, page 69

3.	Please provide us proposed disclosure to be included in future periodic reports of the amount of your cash and cash equivalents and separately your investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries, as “substantial majority” is vague and to differentiate between cash and investments.

In response to the Staff’s comment, set forth below is the Company’s proposed disclosure (marked to show revisions) to be included in future periodic reports beginning with the first such report after we receive the Staff’s concurrence with our proposed disclosure:

At June 30, 2012, the total of worldwide cash and investments was $xx.x billion, including $xx.x billion of cash, cash equivalents and short-term investments and $x.x billion of long-term investments. ~~A substantial majority of~~ Generally, xx%-xx% of this cash and investments is held by foreign subsidiaries and would be subject to significant tax payments if such cash and investments were repatriated. The Company records U.S. deferred tax liabilities for certain unremitted earnings, but when amounts earned overseas are expected to be indefinitely reinvested outside of the United States, no accrual for U.S. taxes is provided. The amount of cash and investments held by U.S. and foreign subsidiaries fluctuates due to a variety of factors including the timing and receipt of payments in the normal course of business. ~~However, c~~Cash provided by operating activities in the United States continues to be the Company’s primary source of funds to finance domestic operating needs, capital expenditures, treasury stock purchases and dividends paid to shareholders.

The Company supplementally advises the Staff that our investments are generally highly liquid, therefore the Company believes providing a differentiation between cash and cash equivalents and investments would not be meaningful to an investor.

Notes to Consolidated Financial Statements

2. Summary of Accounting Policies

Revenue Recognition, page 88

4.	You indicate that your revenues are recorded net of time value of money discounts for customers for which collection of accounts receivable is expected to be in excess of one year. Please provide us an analysis and specific cite in the authoritative accounting literature that supports discounting. In addition, please walk us through an example showing the journal entries to initially record the sale and to subsequently collect amounts and accrete the discount that explains each amount recorded.

The Company’s sales to customers in Spain, Portugal and Italy are contractually due within 30 to 90 days of delivery of our products. In accordance with ASC Topic 835-30, receivables recorded for the sale of goods arising from transactions with customers or suppliers in the normal course of business which are due in customary trade terms not exceeding approximately one year are presumed to have a present value at issuance measured by the cash proceeds exchanged. Transactions for which payment is expected to be received in excess of one year should be discounted at a rate specific to each country/territory. As a result of the European sovereign debt crisis, collections from certain customers have slowed and are routinely being collected in periods that exceed one year. As a result, we recorded time value of money reserves of $77 million (0.16% of Merck’s sales and 1.0% of income before taxes) for certain customers in Spain, Portugal and Italy in 2011. All institutional customers in Portugal are accounted for similarly due to the country’s credit status and symmetry among regions. In both Spain and Italy, cash collections differ by region; accordingly, the institutional customers in each region were evaluated individually. For customers whose payment was expected beyond one year, a time value of money discount allowance was utilized using assumptions specific to that customer. For customers whose payment was expected within one year, no time value of money discount was utilized.

The following are the journal entries to record the initial sale, accretion over the period in which payment/settlement of receivables is expected and collection of the receivable.

DR:	Accounts Receivable
CR:	TVM Discount (Contra Receivable)
CR:	Revenue

(To record the initial sale)

DR:	TVM Discount (Contra Receivable)
CR:	Interest income

(To record the accretion over the period in which payment/settlement of the receivable is expected)

DR:	Cash
CR:	Accounts Receivable

(To record collection of the receivable)

5. Acquisitions, Divestitures, Research Collaborations and License Agreements, page 97

5.	You indicate that as part of the agreement with Fujifilm, you have committed to certain continued development and manufacturing activities with these two companies. Please tell us more information about the nature and extent of these obligations and your accounting treatment for them. Please tell what consideration was given to the application of ASC 605-25 to this agreement that has multiple deliverables (i.e. business, development services, and manufacturing services) in determining separate units of accounting and measuring and allocating the arrangement consideration.

In March 2011, the Company sold the Merck BioManufacturing Network to Fujifilm. In connection with this transaction, Merck has committed to purchase certain research and development services at fair value from Fujifilm over a three-year period. This arrangement was not considered a revenue arrangement and, as such, ASC 605 was not considered. The Company will modify its disclosure of this transaction in future periodic reports to clarify the nature of the ongoing activities between the two companies.

17. Taxes on Income, page 137

6.	Please provide us information that explains the relationship between the foreign operating pre-tax income and your foreign income tax expense. As part of your response, also tell us how the foreign rate differential is determined and identify the significant components of this item.

The foreign income tax provision (current and deferred) disclosed in Footnote 17 represents the U.S. GAAP tax provision relating to the Company’s foreign income before taxes also disclosed therein. Our foreign income before taxes and foreign income tax provision include the foreign entity-related impact of the various items noted in our response to the Staff’s comment # 7 below, namely IPR&D impairment charges, amortization of purchase accounting adjustments, restructuring costs and the arbitration settlement charge.

The foreign earnings tax rate differential for 2011 of 30.3% as disclosed in the tax rate reconciliation primarily reflects the impacts of operations in jurisdictions with different tax rates than the United States, particularly Singapore, Ireland and Bermuda, where the earnings have been indefinitely reinvested, thereby yielding a favorable impact on the effective tax rate as compared with the 35% U.S. statutory rate. The foreign earnings rate differential reflected in the reconciliation does not include the impact of IPR&D impairment charges, amortization of purchase accounting adjustments, restructuring costs and the arbitration settlement charge. As noted in our response to comment # 7, we have provided the tax rate impact of those items separately in the tax rate reconciliation.

7.	Please explain why IPR&D impairment charges, amortization of purchase accounting adjustments, arbitration settlement charge and restructuring are appropriately considered tax rate reconciling items.

Each of these items represents a significant, separately disclosed pretax cost or charge and a substantial portion of each of these items relates to jurisdictions with lower tax rates than the United States. Therefore, the impact of recording these expense items in lower tax rate jurisdictions is an unfavorable impact on the effective tax rate as compared to the 35% U.S. statutory rate.

***

In connection with this response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to this letter, please contact the undersigned at (908) 423-2485.

Very truly yours,

/s/ John Canan
John Canan
Senior Vice President and Controller